UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CULP, INC.

(Exact name of registrant as specified in its charter)

North Carolina	1-12597	56-1001967
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

410 W. English Road 5th Floor High Point, North Carolina	27262
(Address of principal executive offices)	(Zip Code)

Ronald S. Chandler, (336) 889-5161

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2024, to December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Item 1.01 CONFLICT MINERALS DISCLOSURE AND REPORT

This Specialized Disclosure Report of Culp, Inc. (the “Company”,"we","us" or "our") is prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2024, to December 31, 2024. The Rule requires disclosure of certain information related to conflict minerals as defined by the Securities and Exchange Commission. These minerals, which we collectively refer to in this Report as “Subject Minerals,” are columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten. If Subject Minerals are determined to be necessary for the functionality or production of a product manufactured by a reporting company, the reporting company must conduct in good faith a reasonable country of origin inquiry to determine if any Subject Minerals used in the production of its products originated in “Covered Countries.” Covered Countries for purposes of the Rule are the Democratic Republic of the Congo and any country with which it shares an internationally recognized border.

The information contained in this report includes the activities and operations of all of the Company's subsidiaries and affiliates that are required to be consolidated. Consistent with the provisions of the Rule, neither this report nor the below-referenced reasonable country of origin inquiry has been audited by a third party.

References in this report to an internet website(s) and certain of our internal policies and procedures are provided for reference only. The referenced documents and information available through this website(s) are not incorporated by reference into this report.

Company Background

The Company manufactures, sources, develops, and sells mattress fabrics and sewn covers used for covering mattresses, foundations, and other bedding products; and upholstery fabrics, including cut and sewn kits, primarily used in the production of upholstered furniture.

The Company had two operating segments during the 2024 calendar year: mattress fabrics and upholstery fabrics.

Mattress Fabrics

The mattress fabric segment markets primarily knitted and woven fabrics, as well as sewn covers made from such fabrics, to bedding manufacturers who use these fabrics and covers in the production of various bedding products, including mattresses, foundations, and mattress sets.

Upholstery Fabrics

The upholstery fabrics segment markets a variety of fabric products primarily to residential and commercial furniture manufacturers who use these fabrics in the production of upholstered furniture, including sofas, recliners, chairs, loveseats, sectionals, sofa-beds, office seating, and theater seating.

Additionally, through the Company’s wholly-owned subsidiary, Read Window Products, LLC (“Read”), this segment also provides window treatments and sourcing of upholstery fabrics and other products, as well as measuring and installation services of Read’s products, to customers in the hospitality and commercial industries. Read’s custom product line includes motorization, shades, upholstered drapery, upholstered headboards, shower curtains, and related hardware. Read also supplies soft goods such as decorative top sheets, coverlets, duvet covers, bed skirts, bolsters, and pillows.

Conflict Minerals Disclosure

The Company supports efforts to end the human suffering associated with the mining of Subject Minerals in the Covered Countries. The Company does not purchase any Subject Minerals directly from mines, smelters, or refiners located in Covered Countries and relies on its direct suppliers (and they in turn rely upon their suppliers) to determine whether any of the materials and components included in our products contain any Subject Minerals and, if any of the Subject Minerals are included in any product, the country of origin of the Subject Mineral.

We have concluded in good faith that for the reporting period of January 1, 2024, to December 31, 2024:

•
We have manufactured and contracted to manufacture products as to which Subject Minerals are necessary to the functionality or production of our products.

Based solely on the reasonable country of origin inquiry described below, we have in good faith concluded that we have no reason to believe that the Subject Minerals necessary for the functionality or production of our products may have originated in the Covered Countries or came from other than recycled or scrap sources.

To determine whether any of the Subject Minerals existed in any of our products, we performed a combination of due diligence procedures. These procedures included sending written certifications to direct suppliers that either (i) were identified as significant (inventory purchases greater than $400,000), (ii) provided products that had a higher risk of containing Subject Minerals regardless of the dollar amount of inventory purchases, or (iii) were selected as needed for our due diligence efforts to include at least 90% of the Company's procurement activities, in each case as determined by the Company’s management. We performed our due diligence procedures on direct suppliers that represented 93.7% of our procurement activities during the applicable reporting period.

In conjunction with determining whether any of our products included any of the Subject Minerals, we conducted a reasonable country of origin inquiry (“RCOI”), as the term is used in Item 1.01 of Form SD, designed to provide a reasonable basis for us to determine whether the Subject Minerals in our products may have originated from the Covered Countries and whether any such Subject Minerals may have come from other than recycled or scrap sources. We conducted this RCOI by obtaining written certifications from direct suppliers that were identified as significant (inventory purchases greater than $400,000) by the Company’s management, and by obtaining written certifications from the direct suppliers that were identified through the due diligence process described above as providing products that had a higher risk of containing Subject Minerals. We sent written certifications to direct suppliers for this RCOI that represented 93.7% of our total procurement activities for the applicable reporting period, and all of these suppliers provided responses to our request for written certifications.

As a result of our RCOI conducted as described above, all of our applicable direct suppliers who provide necessary Subject Minerals have submitted a response to our request for written certifications. Based on the written certifications obtained, we have in good faith concluded that we have no reason to believe that, for the reporting period of January 1, 2024, to December 31, 2024, the necessary Subject Minerals included in our products may have originated from the Covered Countries or came from other than recycled or scrap sources.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, we filed the Specialized Disclosure Form. A copy of this form is publicly available at www.culp.com.

Section 2 – EXHIBITS

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

May 30, 2025	/s/ Ronald S. Chandler
Vice President and Corporate Controller (principal accounting officer)